Exhibit 99.1

ENTRÉE GOLD PROVIDES UPDATE ON STATUS OF LICENCES IN MONGOLIA

Vancouver, B.C., February 27, 2013 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") advises that, contrary to reports in the media, the Oyu Tolgoi LLC–Entrée Gold joint venture mining licences have not been cancelled.  The Company has today received official notification from the Mineral Resources Authority of Mongolia (“MRAM”) advising the Company that, while the joint venture mining licenses MV-15225A and MV-15226A have not been revoked, Order No. 167 issued on July 10, 2009 by the Ministry of Mineral Resources and Energy has been cancelled.  This Order concerned the registration of reserves related to the joint venture deposits which is one step in the process to convert an exploration licence to a mining licence.  Order No. 167 was not concerned with issuing of the mining licences.

The Company understands that the joint venture mining licenses MV-15225A and MV-15226A have been put under suspension for a temporary period.  This suspension means that Entrée is not allowed to sell or transfer the licences for the time being.

The Company believes it followed all Mongolian laws and regulations in conjunction with the issuance of the joint venture mining licenses.  These licences were issued to Entrée as a condition precedent to the Investment Agreement between Entrée’s joint venture partner Oyu Tolgoi LLC (formerly known as Ivanhoe Mines Mongolia XXK), Rio Tinto International Holdings Limited, Turquoise Hill Ltd. (formerly known as Ivanhoe Mines Ltd.) and the Government of Mongolia in October 2009.

To help ensure that this matter is resolved as soon as possible, the Company will work with Oyu Tolgoi LLC, who, as manager of the Oyu Tolgoi mining complex, is responsible for maintaining the licences in good order.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada.

Rio Tinto and Turquoise Hill Resources (formerly Ivanhoe Mines) are major shareholders of Entrée, holding approximately 12.9% and 10.7% of issued and outstanding shares, respectively.  Rio Tinto, through its majority ownership of Turquoise Hill Resources, beneficially owns 23.6% of Entrée’s issued and outstanding shares.

FURTHER INFORMATION
Monica Hamm
Manager, Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: info@entreegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to discussions with the Government of Mongolia, the status of the mining licences MV-15225A and MV-15226A, discussions with Oyu Tolgoi LLC, anticipated business activities, corporate strategies, uses of funds and future financial performance.  In  certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”,  or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. While Entrée has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Such factors and assumptions include, amongst others, that the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; that the prices of copper, gold, silver and molybdenum and foreign exchange rates will remain relatively stable; the effects of general economic conditions, including inflation; future actions by Rio Tinto, Turquoise Hill Resources, joint venture partners and government authorities including the Government of Mongolia; the availability of capital; that applicable legislation, including legislation with respect to mining, foreign investment, royalties and taxation, will not materially change;; uncertainties associated with legal proceedings and negotiations; and misjudgements in the course of preparing forward-looking statements.  In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; recent global financial conditions; changes in project parameters and mine plans as they continue to be refined; increases in capital and operating costs; joint venture related risks; inability to upgrade inferred mineral resources to indicated or measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; possible variations in ore reserves, grade recovery and rates; risks related failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors described in the Company’s Annual Information Form for the financial year ended December 31, 2011, dated March 29, 2012 and the Company’s most recent Management’s Discussion and Analysis filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.